New York - AG	September 1, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Publishes ESG and Sustainability Report

Vancouver, BC, Canada - FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the publication of its 2019 ESG (Environment, Social, Governance) and Sustainability Report. Summarized within the report, the Company outlines 2019’s past performance, future goals as well as its approach to the environment and various social commitments. The report also outlines to our internal and external stakeholders how the Company governs risk, health and safety, its employees as well as community relations.

“We are extremely pleased to announce the publication of our first ESG and Sustainability Report,” said Keith Neumeyer, President and CEO of First Majestic Silver. “This inaugural report sets a new foundation to benchmark our sustainability performance for years to come and allows a broader audience to appreciate how our business success is reflected in our commitment to responsible practices and transparency with all stakeholders.”

2019 REPORT HIGHLIGHTS

•Invested US$3.8 million in local community health, youth programs, infrastructure and access to clean water
•Over 25,600 medical consultations provided in local communities
•Total Recordable Incident Frequency Rate improved by 18% over 2018
•Planted 105,730 native plant species through reforestation initiatives
•Recycled over 80% of the water consumed through the use of dry-stack tailings technology

The report is now available for download on the Company’s website at www.firstmajestic.com.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.0 to 11.7 million silver ounces or 21.4 to 22.9 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

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